SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Parallel Petroleum Corporation

(Name of Subject Company (Issuer))

PLLL Holdings, LLC

PLLL Acquisition Co.

(Name of Filing Persons (Offeror))

Apollo Management VII, L.P.

(Name of Filing Persons (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class Securities)

699157103

(CUSIP Number of Class of Securities)

John J. Suydam

PLLL Holdings, LLC

c/o 9 West 57th Street

New York, New York 10019

(212) 515-3237

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark Zvonkovic

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,767,832	$7,352.65
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 41,646,445 shares of common stock, par value $0.01 per share, at $3.15 per share. The transaction value also includes the aggregate offer price for 519,200 shares underlying outstanding options with an exercise price less than $3.15 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $3.15 minus such exercise price.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00005580.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,352.65	Filing Party: :	PLLL Holdings, LLC
Form or Registration No.:	Schedule TO	Date Filed: :	September 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 5 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 24, 2009 (as amended and supplemented, the “Schedule TO”) by PLLL Acquisition Co., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), Parent and Apollo Management VII, L.P. (“Apollo Management”). The Schedule TO relates to the tender offer by the Purchaser for all of the outstanding common stock, par value $0.01 per share, of Parallel Petroleum Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of October 5, 2000, as amended by the First Amendment to the Rights Agreement, dated as of September 14, 2009, between the Company and Computershare Trust Company, N.A., as rights agent (together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $3.15 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 24, 2009 (the “Offer to Purchase”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitutes the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The subsequent offering period expired at 5:00 p.m., New York City time, on Thursday, October 29, 2009. According to the Disbursing Agent, as of such time, a total of 36,390,826 Shares had been validly tendered during the initial offering period and subsequent offering period, representing approximately 87.38% of all outstanding Shares. Pursuant to the terms of the Offer, Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn during the initial offering period and all Shares validly tendered during the subsequent offering period.

In accordance with the merger agreement between Purchaser, Parent and Parallel, dated as of September 15, 2009, Parent will carry out a second-step merger as a result of which Parallel will become a wholly owned subsidiary of Parent. As a result of the purchase of Shares in the tender offer, Parent has sufficient voting power to approve the merger without the affirmative vote of any other Parallel stockholder. In the merger, each Share not previously purchased in the tender offer or subsequent offering period will be converted, subject to appraisal rights, into the right to receive the same $3.15 per Share price, without interest and subject to applicable withholding taxes, that was paid in the tender offer and subsequent offering period. After the merger, Parallel’s common stock will cease to be traded on the NASDAQ Global Select Market.

On October 30, 2009, the Company, Purchaser and Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

“(a)(5)(H)	Text of joint press release, dated as of October 30, 2009.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 30, 2009

PLLL ACQUISITION CO.

By:	/s/ AARON STONE
Name:	Aaron Stone
Title:	Director and President

PLLL HOLDINGS, LLC

By:	/s/ AARON STONE
Name:	Aaron Stone
Title:	President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its general partner

By:	/s/ AARON STONE
Name:	Aaron Stone
Title:	Authorized Signatory

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